EXHIBIT 14

SUN HYDRAULICS CORPORATION CODE OF ETHICS

Dear Fellow Sun Employee:

When Bob Koski incorporated Sun Hydraulics in 1970, he prepared the attached philosophy to guide the new company. The world is changing rapidly, but the way we manage Sun and the values we live by have not changed. Our directors, officers and employees are expected to conduct their business in accordance with Bob’s original philosophy, together with the following basic principles of ethical business, which will constitute Sun’s Code of Ethics:

Compliance with Laws: You are expected to comply with all applicable laws and regulations of the U.S. and the other countries in which we do business.

Conflicts of Interest: You should avoid any personal activity, investment or association which could appear to interfere with your good judgment concerning Sun’s best interests. If you are related in any way to a vendor or customer, someone other than you should be the one to decide whether Sun will do business with that person. The Audit Committee must approve in advance all transactions in which an officer or a director, or any member of any such person’s family, may have a personal interest.

Fair Disclosure: Those involved in the preparation of reports and documents that the Company files with the Securities and Exchange Commission and other public communications made by the Company should seek to provide full, fair, accurate, timely, and understandable disclosure in such reports, documents and public communications.

Reporting Violations: If you discover a violation of this Code, you should report it promptly to a leader at your location. If you still are concerned after speaking with your local leader or feel uncomfortable speaking with them (for whatever reason), you may send a detailed note, with relevant documents, to Sun’s Chairman or CEO. You also may contact the Chairman of the Audit Committee, as follows:

Chairman
Audit Committee
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243

No Retaliation/Confidentiality: Sun will not take any action against someone who reports or otherwise tries to stop suspected wrongdoing. The anonymity of a reporting person and the confidentiality of the information reported will be maintained if you request, subject to disclosure to the extent necessary to conduct an effective investigation and take corrective action.

Any employee who ignores or violates any of Sun’s ethical standards, or who penalizes a subordinate for trying to follow them, will be subject to disciplinary action, up to and including immediate dismissal.

Sincerely,

/s/ Allen J. Carlson	/s/ Clyde Nixon
Allen J. Carlson,	Clyde Nixon
President and CEO	Chairman

Corporate Philosophy

To obey the “golden rule” in all relations both within and without the company no matter how difficult this may seem at the time.

To respect the dignity of every individual and to be courteous at all times.

To honestly and fairly make and meet our commitments with customers, distributors, employees and suppliers and to establish stable relationships with them.

To be a leader in our chosen fields of activity and in the development of our industry and community.

To be a growing company so that employees are continually provided an opportunity for additional responsibilities.

To constantly improve our products and services so that they are worth more to our customers and to constantly improve our operational methods so that we can afford higher than average wages.

To provide steady and continuous employment for persons hired with reasonable working hours and safe working conditions.

To encourage employee self-improvement and to promote from within whenever possible.

To keep employees and stockholders informed of company policies, procedures and plans.

Bob Koski
1970